SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 – Funcionários
Cep: 30.140-170 – Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇÕES S.A.
NATIONAL CORPORATE TAXPAYER REGISTRATION (CNPJ/MF):
02.558.118/0001 -65
STATE REGISTRATION (NIRE): 53.300.005.770
PUBLICLY HELD COMPANY

MINUTES OF EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
Held on 12 July 2007

Date, time, place:

On 12 July 2007, at 12:00 am, at the headquarters of Telemig Celular Participações S.A. (“Telemig Participações” or “Company”), in the city of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, Funcionários.

Call Notice:

The shareholders of Telemig Participações called, upon Call Notice Edict published in the Minas Gerais State Government Gazette in issues on 05, 06 and 07 June 2007 and on 04, 05, and 06 June 2007 in editions of the newspaper Valor Econômico, which was later republished for the purpose of changing the date of the holding of this present Shareholders’ Meeting, the agenda of same being maintained, in issues of the Minas Gerais State Government Gazette on 21, 22 and 23 June 2007 and in the newspaper Valor Econômico in issues on 21, 22 and 25 June , under the terms of article 124 of Law no. 6.404/76.

Attendance:

Shareholders present representing the majority of voting capital of Telemig Participações as well as Mr. José Antonio Santos Rodrigues, owning shareholder of preferred shares issued by Company, in accordance to signatures contained in Shareholders Attendance Book. Also present are Mr. José Arthur Escodro, member of Company Board of Auditors, and Mr. Rodrigo Nogueira Mendes, Company Corporate Legal Manager.

Presiding Board:

The quorum having been verified, under the terms of article 125 of Lei no. 6.404/76, the Extraordinary General Shareholders’ Meeting was convened, by Mr. Rodrigo Nogueira Mendes, Company Corporate Legal Manager in the capacity of power-of-attorney of Mr.

This page makes up the Minutes of Extraordinary General Shareholders’ Meeting of Telemig Celular Participações S.A.
held on 12 July 2007, at 12:00 pm

Oscar Thompson, Chief Executive Officer of Company (doc. 01). Following this, Mr. João Felipe Figueira de Mello, in the capacity of representative of shareholder Telpart Participações S.A., took on the presidency of the works and invited Mr. Rodrigo Nogueira Mendes to be Secretary.

Agenda:

1. Resolution about grouping of shares issued by Company; and
2. Election of members of Company Board of Directors, in order to fill vacant posts due to resignation of members.

Resolutions:

The reading of the agenda dismissed, it was unanimously resolved that the minutes of this Meeting would be drafted in a summarized form, under the terms of article 130, 1st §, of Law no. 6,404/76, being entitled to the right to present manifestations of votes and protests which after having been received by Presiding Board, shall be filed at Company headquarters.

Before opening the works, the President documented receipt of a copy of the Minutes of the Preliminary Meeting of the Signatories of Newtel Participações S.A. Shareholders’ Agreement held on 03 July 2007, at 9:00 am (doc. 02), and a copy of the Minutes of the Extraodrinary General Shareholders’ Meeting of Telpart Participações S.A. held on 12 July, 2007, at 9:00 am (doc. 03), which contain the voting instruction to be followed in this conclave by shareholder Telpart Participações S.A.

Receipt was also documented of the voting manifestations from shareholders Norges Bank, Capital International Emerging Markets Funds, Emerging Markets Growth Fund Inc., Capital Guardian Emerging Markets Equity Fund For Tax-Exempt Trusts, Capital Guardian Emerging Markets Equity Master Fund, Capital Guardian Emerging Markets Restricted Equity Fund For Tax-Exempt Trusts, The Master Trust Bank of Japan Ltd. e Vanguard FTSE All-World EX-US Index Fund, A Series of Vanguard International Equity Index Fund, related to the two items of agenda of the present Extraordinary General Shareholders’ Meeting, which were registered by Presiding Board and filed at Company headquarters.

Next, the President brought up for discussion and resolution item 1 of agenda. The grouping of shares issued by Telemig Participações being unanimously approved by votes cast, according to the Proposal of Company’s Administration (doc. 04).

This page makes up the Minutes of Extraordinary General Shareholders’ Meeting of Telemig Celular Participações S.A.
held on 12 July 2007, at 12:00 pm

Finally, with respect to item 2 of agenda, the controlling shareholder of Company, Telpart Participações S.A., elected the following individuals to compose the Board of Directors of Telemig Participações:

- Mr. Eléu Magno Baccon, Brazilian, single, business administrator, Brazilian Identity Registration Card No. 3.236.391 -1 SSP/PR, National Taxpayer Registration No.

(CPF/MF) 480.346.659 -91, resident and domiciled in City of Brasília, Distrito Federal, at SHIS, QI 27, cj. 15, house 1, for the post of sitting member, in function of retirement presented by Ms. Leda Maria Deiró Hahn;

- Mr. Eduardo Nelson de Sousa Toledo, Brazilian, married, economist, Brazilian Identity Registration Card No. M-395.679 SSP/MG, National Taxpayer Registration No. (CPF/MF) 155.977.336 -72, resident and domiciled in City of Brasília, Distrito Federal, at QMSW, Q5, Lt. 4, ap.310 C, for the post of substitute member, in function of retirement presented by Mr.Walmir Almeida Rodrigues; and

- Mr. Sergio de Vasconcellos Rodrigues, Brazilian, divorced, economist, Brazilian Identity Registration Card No. 8.355.370 -8 SSP/SP, National Taxpayer Registration No.

(CPF/MF) 024.998.328 -19, resident and domiciled in City of Rio de Janeiro, State of Rio de Janeiro, at Rua Barão de Itambi, no. 61, ap. 105, Botafogo, for the post of substitute member, in function of retirement presented by Mr. Aparecido Sério da Silva.

Finally, the President registered the receipt of statements and resumes of the Directors elected herein, which shall be filed at Company’s headquarters.

Adjournment:

Having nothing more to address, Mr. President opened the floor to those present, and with no manifestation, the Meeting was adjourned and these minutes drafted, which, read and approved, were signed by shareholders present, and by the President and the Secretary. Publication of these minutes was authorized with the omission of the signatures of shareholders present, under the terms of article 130, 2nd paragraph, of Law no. 6,404/76.

Belo Horizonte, 12 July 2007

João Felipe Figueira de Mello	Rodrigo Nogueira Mendes
President	Secretary

This page makes up the Minutes of Extraordinary General Shareholders’ Meeting of Telemig Celular Participações S.A.
held on 12 July 2007, at 12:00 pm

Shareholders Present:

Telpart Participações S.A.

Norges Bank

Capital International Emerging Markets Fund

Emerging Markets Growth Fund Inc.

Capital Guardian Emerging Markets Equity Fund For Tax-Exempt Trusts

Capital Guardian Emerging Markets Equity Master Fund

Capital Guardian Emerging Markets Restricted Equity Fund For Tax-Exempt Trusts

The Master Trust Bank of Japan, Ltd

Vanguard FTSE All-World EX-US Index Fund, A Series of Vanguard International Equity Index Fund

José Antonio Santos Rodrigues

This page makes up the Minutes of Extraordinary General Shareholders’ Meeting of Telemig Celular Participações S.A.
held on 12 July 2007, at 12:00 pm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.